Exhibit 99.1

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692,

Israel

November 18, 2008

Dear Shareholder:

        You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on December 23, 2008 at 3:00 p.m. Israel local time.

        As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2008 fiscal year and an additional period until the next Annual General Meeting, (2) elect Doron Gerstel, the Company’s CEO, and re-elect David Schlachet whose current term expires at the meeting, as Class I directors to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2011 or until a successor has been duly elected, (3) approve an option grant to Shimon Eckhouse, (4) approve option grants to the Company’s directors, except for the executive and the external directors, and (5) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

         Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible. Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

        On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Chairman of the Board

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 23, 2008

        The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on December 23, 2008 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors, for the following purposes:

1. Approve and ratify the re-appointment of independent auditors for the Company’s 2008 fiscal year and an additional period until the next Annual General Meeting;

2. Elect Doron Gerstel, the Company’s CEO, and re-elect David Schlachet whose current term expires at the meeting, as Class I directors to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2011 or until a successor has been duly elected;

3. Approve an option grant to Shimon Eckhouse, the Company Chairman of the Board of Directors;

4. Approve option grants to the Company's directors, except for the executive and the external directors; and

5. Approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

        The Company will also lay before the meeting the financial statements of the Company for the fiscal year ended December 31, 2007, pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements are also available on the Company’s web site: http://www.syneron.com.

        Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”) on November 13, 2008, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

        In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the Annual General Meeting, please date, sign and return the enclosed proxy card no later than 48 hours before the time of the Meeting, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Fabian Tenenbaum
Chief Financial Officer

Yokneam Illit, Israel
November 18, 2008

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
Fabian Tenenbaum, Chief Financial Officer at +972 (73) 244-2329.

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,

Yokneam Illit 20692, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 23, 2008

INTRODUCTION

        This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation, of proxies for use at the Annual General Meeting of shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on December 23, 2008 at 3:00 p.m. Israel local time, and at any and all postponements and adjournments thereof. Unless the context otherwise requires, references in this Proxy Statement to “Syneron,” the “Company,” “we” or “our” refer to Syneron Medical Ltd.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

        At the Annual General Meeting, the shareholders of the Company are being asked to consider and to: (1) approve and ratify the re-appointment of independent auditors for the Company’s 2008 fiscal year and an additional period until the next Annual General Meeting, (2) elect Doron Gerstel, the Company’s CEO, and re-elect David Schlachet whose current term expires at the meeting, as Class I directors to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2011 or until a successor has been duly elected, (3) approve an option grant to Shimon Eckhouse, (4) approve option grants to the Company’s directors, except for the executive and the external directors, and (5) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

        Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

        The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is November 18, 2008. This proxy statement and the accompanying proxy card are also available to the public through the Securities and Exchange Commission (the “Commission”) website at http://www.sec.gov.

Principal Executive Office

        The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Yokneam Industrial Zone, P.O. Box 550, Yokneam Illit, 20692, Israel, and our telephone number there is +972 (73) 244-2329.

Record Date, Quorum and Voting

        November 13, 2008 has been set as the record date for the Annual General Meeting. Only shareholders of record on November 13, 2008, will be entitled to notice of and to vote at the Annual General Meeting. On November 10, 2008, 28,711,321 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary shares”), were outstanding (excluding treasury shares). Each outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of the Proposals.

        The presence, in person or by proxy, of at least two shareholders holding at least 40% or more of the voting power of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed there are not sufficient votes for a quorum, the Annual General Meeting will be adjourned by 7 days to December 31, 2008, at 3:00 p.m. Israel local time, in order to permit the further solicitation of proxies. At such adjourned meeting the necessary quorum for the business for which the original meeting was called shall be one shareholder holding any number of shares.

        Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Resolutions are passed by a majority of the votes cast, and therefore votes that are withheld and broker non-votes will be excluded entirely from the vote and will have no effect.

        Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received by no later than 48 hours prior to the Meeting, that is on or before on December 21, 2008, at 3:00 p.m., Israel local time.

        Shareholders wishing to express their position on an agenda item for the Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Fabian Tenenbaum, at Tavor Building, Yokneam Industrial Zone, Yokneam Illit 20692, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K. Position Statements should be submitted to the Company no later than November 23, 2008.

Revocation of Proxies

        Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by delivering to the Chairman of the Board of Directors of the Company, prior to the commencement of the Annual General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above.

Expenses and Solicitation

        The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

        These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law of 1999.

Reporting Requirements

        We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR
THE COMPANY’S 2008 FISCAL YEAR AND AN ADDITIONAL PERIOD UNTIL THE NEXT
ANNUAL GENERAL MEETING

        In accordance with the Companies Law, the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the meeting, shareholders will be asked to approve and ratify the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2008 fiscal year ending December 31, 2008 and an additional period until the next Annual General Meeting.

        Under the Company’s Articles of Association, the Board of Directors (or a committee of the Board of Directors, if such determination was delegated to a committee) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee is required under the corporate governance rules of the Nasdaq Global Market. In order to comply with both applicable laws, the Company has adopted a policy in which the Audit Committee approves the fees and thereafter the Board of Directors approves the fees.

        Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2008 fiscal year ending December 31, 2008 and an additional period until the next Annual General Meeting.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 2

ELECT DORON GERSTEL AND RE-ELECT DAVID SCHLACHET AS CLASS I
DIRECTORS

        According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). At every Annual General Meeting a class of directors is elected, so that the regular term of only one class of directors expires annually. At this Annual General Meeting, the term of the first class, currently only consisting of David Schlachet, will expire.

        The Nomination Committee and the Board of Directors have recommended to elect Doron Gerstel, the Company’s CEO, and re-elect David Schlachet, as Class I directors to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2011 or until a successor has been duly elected.

         Doron Gerstel was appointed as our Chief Executive Officer on May 14, 2007 and has served as our President of Syneron North America since May 2006. Prior to that Mr. Gerstel was a co-founder of Zend Technologies Inc., a private technology company that creates modern open source web infrastructure, where he served as President and Chief Executive Officer from its inception in 1999 until May 2006. Prior to his founding of Zend, Mr. Gerstel was VP Operation of Lumenis Ltd. (formerly ESC Medical Systems), a public company that develops, manufacturers and sells laser and light-based devices. Mr. Gerstel holds a Bachelor of Science in Economics and Information Systems from the Technion, and an M.B.A. from the Tel Aviv University.

        David Schlachet served as our Chief Executive Officer from November 2005 until May 14, 2007, when he resigned from his position as our Chief Executive Officer and was appointed to our board of directors on May 14, 2007. In the 2007 Annual General Meeting, the shareholders approved, to amend Mr. Schlachet’s employment agreement to limit the scope of services provided by Mr. Schlachet to the Company and to approve a corresponding adjustment to the fee paid to Mr. Schlachet as consideration for his services as a member of the Board of Directors. However, following the approval of the shareholders, the amendment to the agreement was not consummated and Mr. Schlachet became a non-executive director. From July 2004 to November 2005, Mr. Schlachet served as our Chief Financial Officer. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000 David Schlachet also served as an active chairman of Elite Industries, a chocolate and confectionary company which is a subsidiary of Strauss Elite Holdings, in addition to his position in Strauss Elite Holdings. From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq listed EzChip (formerly LanOptics Ltd.). In addition, Mr. Schlachet serves as a director for Tel-Aviv Stock Exchange listed companies Taya Investments Ltd., Mazor Surgical Technologies Ltd. and Edgar Investments and Developments Ltd., as well as a director of several privately owned Israeli companies. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from the Tel-Aviv University.

        The Company has been advised by each of Doron Gerstel and David Schlachet that they are willing to be named as director nominees herein and are willing to serve as directors if elected. However, if either of the nominees should be unable to serve as a director, the enclosed proxy will be FOR a substitute nominee selected by the Board of Directors.

        Mr. Gerstel will not receive additional compensation for his services as a member of the Board of Directors.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the election of Mr. Gerstel and Mr. Schlachet.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolutions.

PROPOSAL NO. 3

APPROVE AN OPTION GRANT TO SHIMON ECKHOUSE

        It is proposed to approve the grant of an option to purchase 100,000 Ordinary Shares (the “Option(s)”) to Simon Eckhouse, the chairman of the Board of Directors of the Company. The exercise price of each Option shall be equal to the closing price of the Ordinary Shares on NASDAQ on the date of this Annual General Meeting. The Options shall become vested and exercisable in accordance with the following vesting schedule:

(A)	8,337 of the shares underlying the Option shall vest on or after April 1, 2009; and

(B)	Additional 8,333 of the remaining shares underlying the Option shall vest at the end of each subsequent quarter following April 1, 2009, such that all shares underlying the Option shall be fully vested on April 1, 2012.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote FOR the approval of the grant of Option to Mr. Eckhouse.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

PROPOSAL NO. 4

APPROVE OPTION GRANTS TO THE COMPANY’S DIRECTORS EXCEPT FOR
THE EXECUTIVE AND EXTERNAL DIRECTORS

        It is proposed to approve the grant of an option to purchase 3,000 Ordinary Shares, which such number shall automatically increase by additional 3,000 Ordinary Shares at the anniversary of each year of service of each of the Company’s directors following this Annual General Meeting (the “Director Option(s)”) to each of the Company’s directors, except for the executive and external directors, for their services as members the Board of Directors of the Company. The exercise price of each Director Option shall be equal to the closing price of the Ordinary Shares on NASDAQ on the date of this Annual General Meeting. 3,000 Ordinary Shares of the Director Options shall become vested and exercisable at the anniversary of each year of service of each of the directors following this Annual General Meeting.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendations of the Compensation Committee and the Audit Committee, recommends that you vote FOR the approval of the grant of the Director Options to the Company’s directors.

        The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.